Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus)

Dated May 12, 2010

Filed pursuant to Rule 433

Registration No. 333-162771

On May 11, 2010, TeleNav, Inc., or TeleNav, amended its registration statement on Form S-1 to add a disclosure to the cover page of the prospectus, the prospectus summary, risk factors, certain relationships and related party transactions, principal and selling stockholders, shares eligible for future sale and underwriting in order to provide information regarding Menlo Ventures’ and its affiliates’ proposed participation as a buyer of common stock in the offering as described below. In addition, TeleNav also amended the registration statement to update the name of Canaccord Adams to Canaccord Genuity; update risk factors and business—legal proceedings for recent developments regarding litigation and claims for indemnification by TeleNav’s customers; update a footnote in the corporate and individual KPIs and calendar 2009 achievement table in executive compensation—compensation disclosure and analysis; update the principal and selling stockholders to provide additional information regarding the control persons of certain stockholders; and make other minor conforming changes to reflect the amendments described above.

The disclosure set forth in the Preliminary Prospectus on the cover page of the Preliminary Prospectus and under “Prospectus summary—The offering,” “Certain relationships and related party transactions—Participation in the initial public offering” and “Underwriting” has been updated to read in substance as follows:

Menlo Ventures and its related funds, or together the Menlo Funds, which are affiliated with Shawn Carolan, a member of our Board of Directors, and which, as of March 31, 2010, beneficially owned 14.1% of our outstanding common stock (assuming conversion of all outstanding shares of preferred stock), are being allocated the opportunity to purchase shares of our common stock in this offering at the initial public offering price per share of not more than $11.00, for an aggregate purchase price of up to $7,000,000. Based on an initial public offering price of $11.00 per share, the Menlo Funds are being allocated the opportunity to purchase 636,363 shares of our common stock in this offering and have indicated an interest in purchasing all of such shares. The underwriters will receive the same discount from any shares of our common stock purchased by the Menlo Funds as they will from any other shares of our common stock sold to the public in this offering.

The disclosure set forth in the Preliminary Prospectus under “Risk factors—Risks related to this offering and ownership of our common stock—The concentration of ownership of our capital stock with insiders upon completion of this offering will limit your ability to influence corporate matters” has been updated to read in substance as follows:

The concentration of ownership of our capital stock with insiders upon the completion of this offering will limit your ability to influence corporate matters.

Assuming the purchase of 636,363 shares in this offering by the Menlo Funds (based on an initial public offering price of $11.00 per share), we anticipate that our executive officers, directors, current 5% or greater stockholders and entities affiliated with them will together beneficially own (as determined in accordance with the rules of the SEC) approximately 68.0% of our common stock outstanding after this offering. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Also, these stockholders, acting together, will be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

The disclosure set forth in the Preliminary Prospectus under “Risk factors—Risks related to this offering and ownership of our common stock—Participation in this offering by the Menlo Funds would reduce the available public float for our shares” has been added to read in substance as follows:

Participation in this offering by the Menlo Funds would reduce the available public float for our shares.

The Menlo Funds, which are affiliated with Shawn Carolan, a member of our Board of Directors, and which, as of March 31, 2010, beneficially owned 14.1% of our outstanding common stock (assuming conversion of all outstanding shares of preferred stock), are being allocated the opportunity to purchase shares of our common stock in this offering at the initial public offering price per share of not more than $11.00, for an aggregate purchase price of up to $7,000,000. Based on an initial public offering price of $11.00 per share, the Menlo Funds are being allocated the opportunity to purchase 636,363 shares of our common stock in this offering and have indicated an interest in purchasing all of such shares. If the Menlo Funds were to purchase all of these shares, the Menlo Funds would beneficially own approximately 14.2% of our outstanding common stock after this offering and our current directors and executive officers as a group would beneficially own approximately 63.4% of our outstanding common stock after this offering, based on 40,873,962 shares of common stock outstanding after this offering (excluding 1,138 shares of common stock which we expect to issue upon the exercise of options by selling stockholders in connection with the offering).

If the Menlo Funds purchase all or a portion of the shares in which they have indicated an interest in purchasing in this offering, such purchase would reduce the available public float for our shares because the Menlo Funds would be restricted from selling the shares by a lock-up agreement the Menlo Funds have entered into with our underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by the Menlo Funds in this offering would reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

The disclosure set forth in the Preliminary Prospectus under “Risk factors—Risks related to this offering and ownership of our common stock—Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale” has been updated to read in substance as follows:

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have 40,873,962 outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options after March 31, 2010 (including the 1,138 shares of our common stock expected to be issued upon the exercise of options by selling stockholders in connection with the offering). The shares sold in this offering (other than shares sold to the Menlo Funds, if any) will be immediately tradable without restriction. Of the remaining shares:

•	23,329 shares will be eligible for sale immediately upon completion of this offering;

•	6,736 shares will be eligible for sale 90 days after the completion of this offering; and

•

34,482,211 shares will be eligible for sale upon the expiration of lock-up agreements (assuming the purchase of 636,363 shares in this offering by the Menlo Funds for an initial public offering price of $11.00 per share) subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended.

In addition, 3,251,693 shares will be eligible for sale upon the exercise of vested options after the expiration of the lock-up agreements.

The lock-up agreements expire 180 days after the date of this prospectus, except that the 180-day period may be extended in certain cases for up to 34 additional days under certain circumstances where we announce or pre-announce earnings or a material event occurs within approximately 17 days prior to, or approximately 16 days after, the termination of the 180-day period. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. After this offering, we intend to register approximately 8,128,504 shares of common stock that have been reserved for future issuance under our stock plans.

The disclosure set forth in the Preliminary Prospectus under “Principal and selling stockholders” has been updated to read in substance as follows:

Principal and selling stockholders

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2010 and as adjusted to reflect the shares of common stock to be issued and sold in the offering assuming no exercise of the underwriters’ over-allotment option, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all executive officers and directors as a group; and

•	each of our selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised or converted within 60 days after March 31, 2010. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after March 31, 2010 are included for that person or group but not the stock options or warrants of any other person or group.

Percentage of beneficial ownership is based on 34,934,772 shares outstanding as of March 31, 2010, assuming the conversion of all outstanding shares of our preferred stock as of March 31, 2010 and 40,873,962 shares outstanding after completion of this offering (excluding 1,138 shares of common stock which we expect to issue upon the exercise of options by selling stockholders in connection with the offering). The percentage ownership information assumes no exercise of the underwriters’ overallotment option.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse. Unless otherwise noted below, the address of each person listed on the table is c/o TeleNav, Inc., 1130 Kifer Road, Sunnyvale, California 94086.

	Shares beneficially owned prior to the offering		Number of shares offered	Shares beneficially owned after the offering
Name and address of beneficial owner	Shares	Percentage		Shares	Percentage

5% Stockholders:
Entities affiliated with Menlo Ventures(1)(41)	4,923,507	14.09%	—	5,146,540	12.59%
3000 Sand Hill Road Building 4, Suite 100 Menlo Park, CA 94025
iGlobe Partners Fund, L.P.(2)(33)(36)(37)	3,563,809	10.20%	406,558	3,169,354	7.75%
5201 Great America Parkway Suite 320 Santa Clara, CA 95054
Hang-Chien Hsu(3)(38)	1,896,116	5.43%	32,525	1,871,126	4.58%
Named executive officers and directors:
H.P. Jin(4)(30)	1,536,003	4.31%	32,524	1,682,015	4.12%
Douglas Miller(5)	393,482	1.11%	—	393,482	*
Y.C. Chao(6)(39)	1,400,055	3.96%	13,010	1,487,855	3.64%
Robert Rennard(7)(39)	1,367,911	3.87%	25,071	1,443,650	3.53%
Hassan Wahla(8)(29)	39,600	*	1,138	38,462	*
William Bettencourt(9)	38,271	*	—	38,271	*
Shawn Carolan(10)(41)	4,923,507	14.09%	—	5,146,540	12.59%
Samuel Chen(11)(35)	11,525,011	32.99%	257,368	11,307,170	27.66%
Hon Jane (Jason) Chiu(12)(34)	1,852,180	5.30%	65,049	1,792,676	4.39%
Soo Boon Koh(13)(33)(36)(37)	3,563,809	10.20%	406,558	3,169,354	7.75%
Joseph M. Zaelit(14)	—	—	—	—	—
All executive officers and directors as a group (12 people)(15)	26,969,531	72.91%	808,849	26,821,046	61.93%
Other selling stockholders:
Sycamore Venture Capital, L.P.(16)(32)(34)(36)(38)	1,340,395	3.84%	435,959	907,967	2.22%
CG Asian-American Fund, L.P.(17)(32)(34)(36)(38)	446,796	1.28%	145,318	302,655	*
Salman Dhanani(18)(31)	339,761	*	8,131	331,630	*
Navigo Capital Group, L.P.(19)(33)(34)	232,661	*	26,670	205,991	*
Alexander Glebov(20)(29)	97,210	*	1,956	95,259	*
Benjamin Chung Yip(21)(29)	83,609	*	2,602	81,006	*
Simon Ma(22)(29)	82,322	*	3,252	79,070	*
Xiaogang (Jason) Zhang(31)	33,333	*	4,336	28,997	*
Ky Tang(23)(29)	29,438	*	1,951	27,487	*
Bingham McCutchen LLP(24)(31)(35)	27,499	*	8,944	18,555	*
Hui Chen Huangtai(25)(29)	26,318	*	1,626	24,692	*
Kit C. Wong(33)(34)	18,116	*	1,888	16,228	*
Max G. Lagally(33)	16,666	*	3,252	13,414	*
Sami Nassar(29)	12,952	*	1,626	11,326	*
Class-A Investments Ltd.(26)(40)	10,624	*	3,455	7,169	*
Springvest Corporation(27)(40)	9,208	*	2,995	6,213	*
Kilin To(32)(34)(38)	8,414	*	2,736	5,678	*
John R. Whitman(33)(34)(38)	7,545	*	2,454	5,091	*
Alnoor Shivji(32)	4,604	*	1,497	3,107	*
Peter Gerry(32)(34)(38)	4,206	*	684	3,522	*
Michael Horgan(32)(34)(38)	4,206	*	1,368	2,838	*
Subir Ray(32)(34)(38)	4,206	*	1,368	2,838	*
Simon Wong(32)(34)(38)	4,206	*	1,368	2,838	*
Stephen Sun Chiao(28)(36)	3,244	*	1,055	2,335	*
Kamal K. Mirchandani(32)	1,841	*	271	1,570	*

*	Represents beneficial ownership of less than 1%.

(1)	Includes 4,798,741 shares held by Menlo Ventures X, L.P., 83,977 shares held by MMEF X, L.P., 40,789 shares held by Menlo Entrepreneurs Fund X, L.P. and 223,033 shares of common stock to be issued as a dividend on our Series E preferred stock upon the closing of this offering. The sole general partner of Menlo Ventures X, L.P., MMEF X, L.P. and Menlo Entrepreneurs Fund X, L.P., or together, the Menlo Entities, is MV Management X, L.L.C., or MV Management. The managing members of MV Management are Shawn Carolan, H.D. Montgomery, Douglas C. Carlisle, John W. Jarve, Sonja L. Hoel, Mark Siegel, Kenneth H. Calhoun, Pravin Vazirani and Arvind Purushotham, and each disclaims beneficial ownership of shares held by the Menlo Entities except to the extent of his or her pecuniary interest therein.

(2)	Includes 12,103 shares of common stock to be issued as a dividend on our Series E preferred stock upon the closing of this offering. The general partner of iGlobe Partners Fund, L.P., or iGlobe Fund, is iGlobe Partners LLC, or iGlobe Partners. The managing members of iGlobe Partners are Soo Boon Koh and Doris Yee and each may be deemed to have voting and/or dispositive power over the shares held by iGlobe Fund.

(3)	Includes 7,535 shares of common stock to be issued as a dividend on our Series E preferred stock upon the closing of this offering.

(4)	Includes 12,500 shares held by Jacqueline Jin and 12,500 shares held by Michael Jin, Dr. Jin’s children, 822,599 shares held by Dr. Jin, 688,404 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2010 and 178,536 shares issuable upon the exercise of options that become exercisable at the time of the offering.

(5)	Consists solely of shares issuable upon the exercise of options exercisable within 60 days of March 31, 2010.

(6)	Includes 522,758 shares held by Kay Oz 2009 Revocable Trust dated July 28, 2009, 187,500 shares held by Kay Oz I 2009 Annuity Trust, 187,500 shares held by Kay Oz II 2009 Annuity Trust, 95,476 shares held by Mr. Chao, 406,821 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2010 and 100,810 shares issuable upon the exercise of options that become exercisable at the time of the offering.

(7)	Includes 708,333 shares held by Robert Rennard and Sherry Rennard, as Community Property, 83,333 shares held by Kristin Rennard, Mr. Rennard’s child, 168,332 shares held by Mr. Rennard, 407,913 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2010 and 100,810 shares issuable upon the exercise of options that become exercisable at the time of the offering.

(8)	Consists solely of shares issuable upon the exercise of options exercisable within 60 days of March 31, 2010. Immediately prior to the consummation of this offering, Mr. Wahla, one of our named executive officers, will exercise options to purchase 1,138 shares of our common stock at an exercise price of $0.72 per share pursuant to an irrevocable election to exercise.

(9)	On January 27, 2009, William Bettencourt resigned as our chief sales and marketing officer and on July 1, 2009, he resigned from our company as an employee.

(10)	Includes 4,798,741 shares held by Menlo Ventures X, L.P., 83,977 shares held by MMEF X, L.P., 40,789 shares held by Menlo Entrepreneurs Fund X, L.P. and 223,033 shares of common stock to be issued as a dividend on our Series E preferred stock upon the closing of this offering. The sole general partner of the Menlo Entities is MV Management. The managing members of MV Management are Shawn Carolan, H.D. Montgomery, Douglas C. Carlisle, John W. Jarve, Sonja L. Hoel, Mark Siegel, Kenneth H. Calhoun, Pravin Vazirani and Arvind Purushotham, and each disclaims beneficial ownership of shares held by the Menlo Entities except to the extent of his or her pecuniary interest therein.

(11)	Includes 4,282,101 shares held by Fiona Chang, Mr. Chen’s spouse, 7,242,910 shares held by Mr. Chen and 39,527 shares of common stock to be issued as a dividend on our Series E preferred stock upon the closing of this offering.

(12)	Includes 5,545 shares of common stock to be issued as a dividend on our Series E preferred stock upon the closing of this offering.

(13)	Includes 3,563,809 shares held by iGlobe Fund and 12,103 shares of common stock to be issued as a dividend on our Series E preferred stock upon the closing of this offering. The general partner of iGlobe Fund is iGlobe Partners. The managing members of iGlobe Partners are Soo Boon Koh and Doris Yee and each may be deemed to have voting and/or dispositive power over the shares held by iGlobe Fund.

(14)	Excludes 3,563,809 shares held by iGlobe Fund and 12,103 shares of common stock to be issued as a dividend on our Series E preferred stock upon the closing of this offering. Mr. Zaelit is a venture partner of iGlobe Partners Inc., an entity that provides administrative services to iGlobe Fund, but does not share voting or dispositive power for shares of our common stock.

(15)	Includes 2,433,353 shares of our common stock issuable upon exercise of options exercisable within 60 days after March 31, 2010, 380,156 shares issuable upon the exercise of options that become exercisable at the time of the offering and 280,208 shares of common stock to be issued as a dividend on our Series E preferred stock upon the closing of this offering.

(16)	Includes 3,531 shares of common stock to be issued as a dividend on our Series E preferred stock upon the closing of this offering. The general partner of Sycamore Venture Capital, L.P., or Sycamore VC, is Sycamore Business Partners, L.P., or Sycamore BP. The general partner of Sycamore BP is Sycamore Management Corporation, or Sycamore MC. John R. Whitman is the President and Kilin To is the Chairman of the Board of Directors of Sycamore MC and each disclaims beneficial ownership of shares held by Sycamore VC except to the extent of his pecuniary interest therein.

(17)	Includes 1,177 shares of common stock to be issued as a dividend on our Series E preferred stock upon the closing of this offering. The general partner of CG Asian-American Fund, L.P., or CG Fund, is CG Asian-American Partners, L.P., or CG Partners. The general partner of CG Partners is Sycamore MC. John R. Whitman is the President and Kilin To is the Chairman of the Board of Directors of Sycamore MC and each disclaims beneficial ownership of shares held by CG Fund except to the extent of his pecuniary interest therein.

(18)	Includes 88,765 shares of our common stock issuable upon the exercise of options exercisable within 60 days of March 31, 2010. Mr. Dhanani is our vice president of marketing and product.

(19)	The general partner of Navigo Capital Group, L.P., or Navigo, is NCG Holdings, LLC, or NCG. Michael Probstel is the sole manager of NCG and may be deemed to have voting and/or dispositive power over the shares held by Navigo.

(20)	Includes 19,666 shares of our common stock issuable upon exercise of options exercisable within 60 days of March 31, 2010. Mr. Glebov is a current employee of ours.

(21)	Includes 8,277 shares of our common stock issuable upon exercise of options exercisable within 60 days of March 31, 2010. Mr. Yip is a current employee of ours.

(22)	Includes 24,083 shares of our common stock issuable upon exercise of options exercisable within 60 days of March 31, 2010. Mr. Ma is a current employee of ours.

(23)	Includes 5,007 shares of our common stock issuable upon exercise of options exercisable within 60 days of March 31, 2010. Mr. Tang is a current employee of ours.

(24)	Jay S. Zimmerman is the Chairman of Bingham McCutchen LLP, or Bingham, and may be deemed to have voting and/or dispositive power over the shares held by Bingham.

(25)	Includes 2,599 shares of our common stock issuable upon exercise of options exercisable within 60 days of March 31, 2010. Ms. Huangtai is a current employee of ours.

(26)	Su Hua is the sole shareholder of Class-A Investments Ltd., or Class-A, and may be deemed to have voting and/or dispositive power over the shares held by Class-A.

(27)	Min Fu Chang and Bruce Hsiang are directors of Springvest Corporation, or Springvest, and may be deemed to have voting and/or dispositive power over the shares held by Springvest.

(28)	Includes 146 shares of common stock to be issued as a dividend on our Series E preferred stock upon the closing of this offering.

(29)	The shares offered for sale include shares acquired in connection with the exercise of stock options granted under our 1999 Stock Option Plan.

(30)	The shares offered for sale include shares acquired in connection with the exercise of stock options granted under our 2002 Executive Stock Option Plan.

(31)	The shares offered for sale include shares acquired upon the conversion of shares of our Series A preferred stock which were acquired in connection with our Series A preferred stock financing.

(32)	The shares offered for sale include shares acquired upon the conversion of shares of our Series B preferred stock which were acquired in connection with our Series B preferred stock financing.

(33)	The shares offered for sale include shares acquired upon the conversion of shares of our Series B Prime preferred stock. The shares of Series B Prime preferred stock were acquired in connection with the conversion of certain shares of our Series B preferred stock which were acquired in connection with our Series B preferred stock financing.

(34)	The shares offered for sale include shares acquired upon the conversion of shares of our Series C preferred stock and/or Series C Prime preferred stock which were acquired in connection with our Series C and Series C Prime preferred stock financing.

(35)	The shares offered for sale include shares acquired upon the conversion of shares of our Series D preferred stock which were acquired in connection with our Series D preferred stock financing.

(36)	The shares offered for sale include shares acquired upon the conversion of shares of our Series E preferred stock which were acquired in connection with our Series E preferred stock financing.

(37)	The shares offered for sale include shares acquired upon the conversion of shares of our Series E preferred stock which were acquired in connection with the exercise of warrants for our Series E preferred stock.

(38)	The shares offered for sale include shares acquired in connection with the exercise of warrants for our common stock.

(39)	The shares offered for sale include shares acquired in connection with our sale of common stock to our founders as part of our initial formation process.

(40)	The shares offered for sale include shares acquired upon the conversion of shares of our Series B preferred stock which were acquired pursuant to a transfer from one of our former stockholders who acquired such shares in connection with our Series B preferred stock financing.

(41)	The Menlo Funds are being allocated the opportunity to purchase shares of our common stock in this offering at the initial public offering price per share of not more than $11.00, for an aggregate purchase price of up to $7,000,000. Based on an initial public offering price of $11.00 per share, the Menlo Funds are being allocated the opportunity to purchase 636,363 shares of our common stock in this offering and have indicated an interest in purchasing all of such shares. If any shares are purchased by the Menlo Funds, the number of shares beneficially owned and the percentage of common stock beneficially owned after the offering will differ from that set forth in the table above. If the Menlo Funds purchase all 636,363 shares, the number of shares beneficially owned by the Menlo Entities, its related entities and Mr. Carolan will increase to 5,782,903, and the percentage of common stock beneficially owned after this offering will increase to 14.15%. In addition, the number of shares beneficially owned by all directors and executive officers as a group will increase to 27,457,409, and the percentage of common stock beneficially owned after this offering will increase to 63.40%.

The disclosure set forth in the Preliminary Prospectus under “Risk factors—We operate in an industry with extensive intellectual property litigation. Claims of infringement against us or our wireless carrier partners may cause our business, operating results and financial condition to suffer” has been updated to read in substance as follows:

Risks related to our intellectual property and regulation

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us or our wireless carrier partners may cause our business, operating results and financial condition to suffer.

Our commercial success depends in part upon us and our customers not infringing intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures. We operate in an industry with extensive intellectual property litigation and it is not uncommon for our wireless carrier partners and competitors to be involved in infringement lawsuits by or against third parties. Many industry participants that own, or claim to own, intellectual property aggressively assert their rights, and our wireless carrier partners, which we agree in certain circumstances to indemnify for intellectual property infringement claims related to our services, are often targets of such assertions. We cannot determine with certainty whether any existing or future third party intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.

We have received, and may in the future receive, claims from third parties asserting infringement and other related claims. For example, on November 17, 2009, WRE-Hol, LLC filed a complaint against us in the United States District Court for the Western District of Washington (Case No. 2:09-cv-01642-MJP) alleging that we infringe a patent owned by WRE-Hol, LLC. According to the patent, the invention generally relates to a system and method for providing navigation and automated guidance to a mobile user. The complaint seeks unspecified monetary damages, fees and expenses, and injunctive relief against us. On January 25, 2010, we answered the WRE-Hol complaint asserting that the patent-in-suit is not infringed and is invalid and unenforceable. On March 11, 2010, WRE-Hol amended its complaint to add a new defendant, and we subsequently answered, repeating our assertions that the patent-in-suit is not infringed and is invalid and unenforceable. On April 27, 2010, we filed a reexamination request for all of the claims of the asserted patent before the U.S. Patent and Trademark Office. On April 29, 2010, we filed a motion to stay the litigation pending the reexamination. On May 3, 2010, WRE-Hol filed a motion for leave to amend the complaint against us, seeking to add claims for misappropriation of trade secrets against us and our founders, Y.C. Chao, H.P. Jin and Robert Rennard. WRE-Hol’s motion for leave to amend also seeks to add a breach of contract claim against us and a claim for wrongful inventorship involving two of our patents, requesting a declaratory judgment that a WRE-Hol inventor be named as an inventor on these patents. Both our motion to stay and WRE-Hol’s motion for leave to amend will be fully submitted to the court by May 28, 2010. On May 10, 2010, the parties filed a joint status report with the court proposing a litigation schedule but the court has not yet set a schedule for the litigation. Additionally, on December 31, 2009, Vehicle IP, LLC filed a complaint against us in the U.S. District Court for the District of Delaware (Case No. 1:09-cv-01007-JJF) alleging that certain of our navigation services, including our GPS Navigator, infringe a patent owned by Vehicle IP, LLC. According to the patent, the invention generally relates to a navigation system that determines an expected time of arrival. The complaint seeks unspecified monetary damages, fees and expenses and injunctive relief against us. On March 11, 2010, we answered the complaint, asserting that the patent-in-suit is not infringed and is invalid. Vehicle IP denied these counterclaims and requested that they be dismissed. Verizon Wireless was named as a co-defendant in the Vehicle IP litigation based on the VZ Navigator product and has demanded that we indemnify and defend Verizon against Vehicle IP. AT&T Mobility was also named as a co-defendant in the Vehicle IP litigation based on the AT&T Navigator product. AT&T Mobility has tendered the defense of the litigation to us and we are negotiating the scope of our indemnification obligations with AT&T. The court has not yet set a schedule for the remainder of the case. Furthermore, on April 30, 2010, Traffic Information, LLC filed a complaint against us in the U.S. District Court for the Eastern District of Texas (Case No. 2:10-cv-00145-TJW). The suit alleges that certain of our products and/or services infringe U.S. Patent No. 6,785,606, and that we induce infringement and contribute to the infringement of U.S. Patent No. 6,785,606 by others. According to the patent, the invention generally relates to a system for providing traffic information to a plurality of mobile users connected to a network. The complaint seeks unspecified monetary damages, fees and expenses and injunctive relief against us. Due to the preliminary status of these lawsuits and uncertainties related to litigation, we are unable to evaluate the likelihood of either favorable or unfavorable outcomes. Accordingly, we are unable at this time to estimate the effects of these lawsuits on our financial condition, results of operations, or cash flows.

These cases and future litigation may make it necessary to defend ourselves and our wireless carrier partners by determining the scope, enforceability and validity of third party proprietary rights or to establish our proprietary rights. Some of our competitors may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us or our wireless carrier partners. These companies typically have little or no product revenue and therefore our patents may provide little or no deterrence against such companies filing patent infringement lawsuits against us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time consuming and costly to evaluate and defend and could:

•	adversely affect our relationships with our current or future wireless carrier partners;

•	cause delays or stoppages in the shipment of TeleNav enabled mobile phones, or cause us to modify or suspend the provision of our LBS;

•	cause us to incur significant expenses in defending claims brought against our wireless carrier partners or us;

•	divert management’s attention and resources;

•	subject us to significant damages or settlements;

•	require us to enter into settlements, royalty or licensing agreements on unfavorable terms; or

•	require us to cease certain activities.

In addition to liability for monetary damages against us or, in certain circumstances, our wireless carrier partners, we may be prohibited from developing, commercializing or continuing to provide certain of our LBS unless we obtain licenses from the holders of the patents or other intellectual property rights. We cannot assure you that we will be able to obtain any such licenses on commercially reasonable terms, or at all. If we do not obtain such licenses, our business, operating results and financial condition could be materially adversely affected and we could, for example, be required to cease offering our LBS or be required to materially alter our LBS, which could involve substantial costs and time to develop.

Certain disclosures set forth in the Preliminary Prospectus under “Business—Legal proceedings” have been updated to read in substance as follows:

On November 17, 2009, WRE-Hol, LLC filed a complaint against us in the U.S. District Court for the Western District of Washington (Case No. 2:09-cv-01642-MJP). The suit alleges that certain of our products and/or services infringe U.S. Patent No. 7,149,625, and that we induce infringement and contribute to the infringement of U.S. Patent No. 7,149,625 by others. According to the patent, the invention generally relates to a system and method for providing navigation and automated guidance to a mobile user. The complaint seeks unspecified monetary damages, fees and expenses and injunctive relief against us. On November 27, 2009, WRE-Hol served the complaint on us. On January 25, 2010, we answered the WRE-Hol complaint asserting that the patent-in-suit is not infringed and is invalid and unenforceable. On March 11, 2010, WRE-Hol amended its complaint to add a new defendant, and we subsequently answered, repeating our assertions that the patent-in-suit is not infringed and is invalid and unenforceable. On April 27, 2010, we filed a reexamination request for all of the claims of the asserted patent before the U.S. Patent and Trademark Office. On April 29, 2010, we filed a motion to stay the litigation pending the reexamination. On May 3, 2010, WRE-Hol filed a motion for leave to amend the complaint against us, seeking to add claims for misappropriation of trade secrets against us and our founders, Y.C. Chao, H.P. Jin and Robert Rennard. WRE-Hol’s motion for leave to amend also seeks to add a breach of contract claim against us and a claim for wrongful inventorship involving two of our patents, requesting a declaratory judgment that a WRE-Hol inventor be named as an inventor on these patents. Both our motion to stay and WRE-Hol’s motion for leave to amend will be fully submitted to the court by May 28, 2010. On May 10, 2010, the parties filed a joint status report with the court proposing a litigation schedule but the court has not yet set a schedule for the litigation. Due to the preliminary status of the lawsuit and uncertainties related to litigation, we are unable to evaluate the likelihood of either a favorable or unfavorable outcome. We cannot currently estimate a range of any possible losses we may experience in connection with this case. Accordingly, we are unable at this time to estimate the effects of this complaint on our financial condition, results of operations or cash flows.

On April 30, 2010, Traffic Information, LLC filed a complaint against us in the U.S. District Court for the Eastern District of Texas (Case No. 2:10-cv-00145-TJW). The suit alleges that certain of our products and/or services infringe U.S. Patent No. 6,785,606, and that we induce infringement and contribute to the infringement of U.S. Patent No. 6,785,606 by others. According to the patent, the invention generally relates to a system for providing traffic information to a plurality of mobile users connected to a network. The complaint seeks unspecified monetary damages, fees and expenses and injunctive relief against us. Due to the preliminary status of the lawsuit and uncertainties related to litigation, we are unable to evaluate the likelihood of either a favorable or unfavorable outcome. We cannot currently estimate a range of any possible losses we may experience in connection with this case. Accordingly, we are unable at this time to estimate the effects of this complaint on our financial condition, results of operations or cash flows.

In 2008, Alltel, AT&T, Sprint and T-Mobile, each demanded that we indemnify and defend them against a lawsuit brought by Emsat Advanced Geo-Location Technology LLC and Location Based Services LLC (collectively, “Emsat”) in the Northern District of Ohio (Case Nos. 4:08-cv-822, 4:08-cv-821, 4:08-cv-817, 4:08-cv-818) alleging that the wireless carriers infringe U.S. Patent Nos. 5,946,611, 6,324,404, 6,847,822 and 7,289,763 in connection with the delivery of wireless telephone services and seeking unspecified damages. The Emsat entities are patent holding companies. In May 2009, several of the cases were stayed pending proceedings relating to a request for reexamination of all the patents at issue in the litigation. In June 2009, the U.S. Patent and Trademark Office denied the requests for reexamination as it relates to all of the patent claims asserted in the lawsuits. Subsequently, the defendants in certain of the cases filed requests for reexamination of U.S. Patent No. 6,847,822 and indicated that they would do the same with respect to U.S. Patent No. 7,289,763. On December 22, 2009, the U.S. Patent and Trademark Office granted the request for reexamination of 17 claims of U.S. Patent No. 6,847,822. On March 16, 2010, the U.S. Patent and Trademark Office confirmed two of the 17 claims and rejected the other 15 claims. In the Sprint and Alltel cases, the court has not yet lifted the stay, and has not ruled on a pending motion to vacate the stay. In the T-Mobile and AT&T cases, the parties voluntarily vacated the stay and a trial status conference with the court was held on September 24, 2009. A claim construction hearing was held on May 10, 2010 but a ruling has not yet been rendered by the court. T-Mobile and AT&T also filed a motion for partial summary judgment on the invalidity of some asserted claims of the patents-in-suit. The motion is pending before the court. Google joined as an intervenor in the T-Mobile case because T-Mobile also sought indemnification from Google. In the AT&T case, Emsat amended the complaint to allege a breach of contract claim and AT&T denied the allegation in its answer. The AT&T case was consolidated with EMSAT Advanced Geo-Location Technology, LLC et al v. Tracfone Wireless, Inc. (Case No. 5:10-CV-00245). As of the date of this prospectus, we and the wireless carriers have not determined whether, and to what extent, we will provide indemnification regarding the litigation. We cannot reasonably estimate whether and to what extent we would indemnify our wireless carrier partners or the potential losses they and we may experience in connection with such litigation.

In March, April and May 2009, AT&T, Sprint and T-Mobile demanded that we indemnify and defend them against a lawsuit brought by Traffic Information LLC in the Eastern District of Texas (Case No. 2:09-cv-083) alleging that the wireless carriers infringe U.S. Patent Nos. 6,785,606 and 6,466,862 in connection with the collection and delivery of traffic information to wireless telephone customers and claiming unspecified damages. Traffic Information is a patent holding company. In June 2009, AT&T and T-Mobile responded to the allegations, filing an answer that the two patents were not infringed and were invalid. In July 2009, Sprint did the same. On March 16, 2010, the court granted a motion to dismiss the claims against Sprint with prejudice following a settlement between Traffic Information and Sprint. On May 6, 2010, the court granted a motion to dismiss the claims against T-Mobile with prejudice following a settlement between Traffic Information and T-Mobile. The court has scheduled a claim construction hearing on November 10, 2010 and a trial on February 6, 2012 as to the remaining defendants. In December 2009 and March 2010, we entered into agreements with two of the wireless carriers that clarify and limit our liabilities and any indemnification obligations with respect to those carriers to an amount that is not material to our consolidated financial statements. As of the date of this prospectus, we and one of the wireless carriers have not determined whether, and to what extent, we will provide indemnification to such wireless carrier regarding the litigation.

The disclosure set forth in the Preliminary Prospectus under “Executive compensation-compensation disclosure and analysis—Corporate and individual KPIs and calendar 2009 achievement” has been updated to read in substance as follows:

The tables below illustrate specific targets for each named executive officer.

Corporate and individual KPIs and calendar 2009 achievement

KPI	H.P. Jin		Douglas Miller		Y.C. Chao		Salman Dhanani		Loren Hillberg		Robert Rennard		Hassan Wahla

	Percentage of bonus available upon achievement of KPI
Corporate objectives:
Total revenue growth of 70%(1)	40%		24%		24%		24%		32%		24%		24%
10% improvement of revenue relative to cost of revenue and operating expenses	20%		12%		12%		12%		16%		12%		12%
Other corporate objectives	40%		24%		24%		24%		32%		24%		24%
Individual objectives	N/A	(2)	40%		40%		40%		20%		40%		40%

Total:	100%		100%		100%		100%		100%		100%		100%

Calendar 2009 achievement:	Percentage of bonus earned upon achievement of KPI
Corporate objectives:
Total revenue growth of 70%(1)(3)	41%		26%		27%		27%		35%		28%		26%
10% improvement of revenue relative to cost of revenue and operating expenses(4)	32%		20%		21%		21%		27%		22%		20%
Other corporate objectives	27%		17%		18%		18%		22%		18%		17%
Individual objectives	N/A	(2)	37%	(5)	34%	(6)	34%	(7)	16%	(8)	32%	(9)	37%	(10)

Total:	100%		100%		100%		100%		100%		100%		100%

Corporate objectives achieved versus plan of 60%	N/A	(2)	74%		74%		74%		74%		74%		74%
Individual objectives achieved versus plan of 40%	N/A	(2)	44%		38%		38%		19%	(11)	36%		43%
Calendar 2009 total achievement versus plan of 100%	117%	(12)	118%		112%		112%		118%		110%		117%

(1)	Based upon total revenue calculated in accordance with GAAP in calendar 2009 less revenue from hardware sales calculated in accordance with GAAP during the same period. Revenue from hardware sales constituted less than 1% of our total revenue in calendar 2009.

(2)	Mr. Jin’s individual objectives are the corporate objectives, which comprise 100% of his bonus plan.

(3)	Each executive officer achieved 126% of the KPI target.

(4)	Each executive officer achieved 242% of the KPI target.

(5)	Mr. Miller’s individual objectives included improvement in departmental level efficiency, IPO readiness, third party reporting effectiveness and human resource management.

(6)	Mr. Chao’s individual objectives included improvement in departmental level efficiency, service and product development, operational uptime and patent management.

(7)	Mr. Dhanani’s individual objectives included improvement in departmental level efficiency, customer satisfaction performance and revenue growth.

(8)	Mr. Hillberg’s individual objectives included IPO readiness, litigation management and internal legal services.

(9)	Mr. Rennard’s individual objectives included improvement in departmental level efficiency, service and product development, data center management and customer satisfaction performance.

(10)	Mr. Wahla’s individual objectives included service and product development, customer satisfaction performance, relationship management and revenue growth.

(11)	Mr. Hillberg’s corporate objectives were 80% and his individual objectives were 20%.

(12)	Mr. Jin exercised his discretion as chief executive officer to reduce his percentage achievement from 123% to 117%.

TeleNav has filed a registration statement, including a preliminary prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about TeleNav and this offering. You may obtain these documents for free on EDGAR by visiting the SEC website at www.sec.gov. Alternatively, TeleNav, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by calling J.P. Morgan Securities Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department; or by contacting Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, telephone: (800) 503-4611 or e-mail at prospectusrequest@list.db.com. You may also access TeleNav’s most recent preliminary prospectus dated May 11, 2010 included in Amendment No. 5 to the registration statement on Form S-1 through the following link: http://www.sec.gov/Archives/edgar/data/1474439/000119312510116372/ds1a.htm.